EXHIBIT 1(b)

Amended and Restated Memorandum of Association

1.	Name of the Company: magicJack VocalTec Ltd.

2.	Purpose of the Company: The Company shall engage in any legal occupation and/or business.

3.	The liability of the members of the Company is limited.

4.	The authorized share capital of the Company consists of one hundred million (100,000,000) Ordinary Shares, no par value.